QuickLinks -- Click here to rapidly navigate through this document

Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Jurisdiction of Subsidiary
GG Terminal Management Corporation	Delaware
Georgia Gulf Europe, ApS	Denmark
Georgia Gulf Chemicals & Vinyls, L.L.C.	Delaware
Georgia Gulf Lake Charles, L.L.C.	Delaware
Great River Oil & Gas Corporation	Delaware
GGRC Corp.	Delaware

QuickLinks

SUBSIDIARIES OF THE REGISTRANT